Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TalkGo, Inc.
3518 Fremont Ave N #473
Seattle, WA 98103
https://talksocket.com

Up to $1,069,999.37 in Series Seed-1 Preferred Stock at $1.21
Minimum Target Amount: $9,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TalkGo, Inc.
Address: 3518 Fremont Ave N #473, Seattle, WA 98103
State of Incorporation: DE
Date Incorporated: November 26, 2018

Terms:

Equity

Offering Minimum: $9,999.44 | 8,264 shares of Series Seed-1 Preferred Stock
Offering Maximum: $1,069,999.37 | 884,297 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $1.21
Minimum Investment Amount (per investor): $249.26

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume

Tier 1 ($500+) perk: Two TalkSockets

Tier 2 ($1000+) perk: Four TalkSockets

Tier 3 ($5,000+) perk: Eight TalkSockets

Tier 4 ($10,000+) perk: Eight TalkSockets + 5% bonus shares

Tier 5 ($25,000+) perk: Eight TalkSockets + 10% bonus shares

Tier 6 ($50,000+) perk: Eight TalkSockets + 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TalkGo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred at $1.21 / share, you will receive 110 shares of Series Seed-1 Preferred, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice:

Dan Gerrity, a Company Director, has invested $1000.67 in the Company's current Reg CF offering.

The Company and its Business

Company Overview

TalkGo, Inc. is a Delaware Corporation. TalkSocket is built with industry-standard components and the Alexa Mobile Accessories software development kit to activate using only your voice. Your Alexa commands are transmitted wirelessly to the Amazon Alexa app (which is already installed on millions of phones as part of the

Echo speakers' setup) and Alexa completes them, even when your phone is locked. TalkSocket makes it effortless to interact with your Alexa-enabled smart home devices and favorite skills.

We're selling hardware on margin, but thanks to over-the-air (OTA) software updates we can not only improve the user experience but make new voice assistants available to customers for minimal or no cost. Additional assistants are being negotiated with profit-sharing/royalty models.

With our rechargeable battery and Bluetooth radio, we can also integrate location tech such as Tile to help customers find their phones even if the phone moves after its battery dies.

We're developing and patenting new models with upgraded and advanced capabilities. These models will add recurring revenue streams.

We have two patents pending.

Our Alexa certification is pending. This requires extensive review from Amazon and improves SEO on the Amazon marketplace.

Our Apple MFi certification is pending. This improves compatibility of the product with iPhone/iPad/iPod devices and permits the use of Apple MFi branding.

The Company changed its name from FindyPhone, Inc., to TalkGo, Inc. on February 23, 2021.

Competitors and Industry

Amazon produces similar products in the Echo Buds and Echo Frames, but is a collaborator more than a competitor. We're working directly with the Alexa Startups team and using the Alexa Mobile Accessories Kit for software development.

We're extremely battery efficient and more cost effective than other solutions because we use your phone as the audio output. Our license agreement with Popsockets lends additional brand recognition and intellectual property protection.

Current Stage and Roadmap

TalkSocket is a working Prototype, planning to go into mass production in Q1 2022.

TalkGo, Inc. plans to be one of the largest voice assistant accessories companies in the industry within the next five years. We have growth projections to expand to the healthcare, education, construction, tourism and transportation industries along with our industry partners who are willing to assist us in being a part of their exclusive retailers groups (i.e. Verizon, Target, Disney, etc.) We also have a development roadmap to expand our accessories selection to our customers over the next 5 years.

The Team

Officers and Directors

Name: Chandler Murch

Chandler Murch's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Co-Founder
  Dates of Service: May 18, 2021 - Present
  Responsibilities: Company Leadership and Strategy, Fundraising, and Business Development. Annual Salary $99,600. 1,750,000 shares of common stock.

- **Position:** CTO
  Dates of Service: October 28, 2019 - Present
  Responsibilities: Product development, product-related vendor management.

Name: Amy Boes

Amy Boes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & COO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Finance, HR, Payroll, Business-related Vendor Management, Logistics. $72,000

Other business experience in the past three years:

- **Employer:** GlobeSpinning, Inc.
  Title: CEO
  Dates of Service: April 01, 2017 - December 31, 2020
  Responsibilities: Leadership, fundraising, product development.

Name: Andrew Delorenzo

Andrew Delorenzo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Innovation Officer
  Dates of Service: May 18, 2021 - Present
  Responsibilities: Product ideation, business development, fundraising. 1,821,429 shares of common stock held.

- **Position:** Chairman of the Board & Co-Founder

Dates of Service: November 26, 2018 - Present
Responsibilities: Chairman of the Board

Other business experience in the past three years:

- **Employer:** StackPath
  Title: VP of Strategic Partnerships
  Dates of Service: January 01, 2021 - October 04, 2021
  Responsibilities: Business Development

Other business experience in the past three years:

- **Employer:** Limelight Networks
  Title: Edge Strategy & Business Development
  Dates of Service: July 01, 2019 - December 31, 2020
  Responsibilities: Strategy & Business Development

Other business experience in the past three years:

- **Employer:** Tencent
  Title: Principal, Strategic Enterprise Sales
  Dates of Service: September 01, 2018 - June 01, 2019
  Responsibilities: Sales

Name: Michael Soderholm

Michael Soderholm's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Marketing Officer & Co-Founder
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Marketing, advertising, packaging design

Other business experience in the past three years:

- **Employer:** Wild Zora
  Title: VP of Sales and Marketing
  Dates of Service: March 01, 2020 - July 01, 2021
  Responsibilities: Sales and Marketing

Other business experience in the past three years:

- **Employer:** Liviri

Title: VP of Marketing
Dates of Service: January 01, 2019 - September 01, 2019
Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Otter Products
  Title: VP of Marketing
  Dates of Service: April 01, 2016 - June 01, 2019
  Responsibilities: Marketing

Other business experience in the past three years:

- **Employer:** Sustainable Living Association
  Title: Vice President
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Leading and facilitating the strategic vision of the association.

Name: Aaron Finch

Aaron Finch's current primary role is with Headwaters Consulting, LLC. Aaron Finch currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 26, 2018 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- **Employer:** Stanford Institute for Innovation in Developing Economies
  Title: Business Coach
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Working with CEO's of small and medium enterprises in India guiding implementation of strategies for business growth.

Other business experience in the past three years:

- **Employer:** Colorado State University, Richardson Design Center
  Title: Affiliate Faculty
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Developed course materials and curriculum, led workshops and seminars

Other business experience in the past three years:

- **Employer:** Headwaters Consulting, LLC
  Title: Principal
  Dates of Service: October 01, 2015 - Present
  Responsibilities: Provide advice and leadership for early stage startup companies. Our process includes product ideation using design thinking principles, development of a business model canvas, design of a go-to-market strategy, projections of staffing and capital expenditures and modeling a detailed 5-year operating plan.

Name: Daniel A. Gerrity

Daniel A. Gerrity's current primary role is with Oracle. Daniel A. Gerrity currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 22, 2020 - Present
  Responsibilities: Board of Directors

Other business experience in the past three years:

- **Employer:** Oracle
  Title: SVP, Developer Services, Oracle Cloud Infrastructure
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Building out the services that customers need to adopt, build, deploy, and operate applications, allowing them to take advantage of the secure and high performance OCI infrastructure.

Other business experience in the past three years:

- **Employer:** Amazon Web Services
  Title: Director, Software Development
  Dates of Service: August 01, 2015 - January 01, 2020
  Responsibilities: AWS Commerce Platform. Worked with a strong team of bright engineers on the future of computing.

Other business experience in the past three years:

- **Employer:** Cloud Native Computing Foundation
  Title: Member of Governing Board

Dates of Service: December 01, 2020 - Present
Responsibilities: Serve on the governing board of the CNCF helping to advance open cloud-native technologies increasing portability and avoiding lock-in. CNCF is part of the Linux Foundation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the

stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the hardware tech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares of equity in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We may need access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company's equity. Interest on debt securities could increase costs and negatively impact operating results. Additional preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the existing holders of Company's equity. In addition, if we need to raise more equity capital from the sale of equity, institutional or other investors may negotiate terms

that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured pre-mass production prototypes for our TALKSOCKET. Delays or cost overruns in the development of our TALKSOCKET and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The Series Seed-1 preferred stock that an investor is buying has voting rights attached to them. However, you have granted your vote by proxy to the CEO. Even if you were to receive control of your voting rights, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

TALKGO, INC. was formed on November 26, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. TALKGO, INC. has incurred a net loss and has had limited revenues generated since inception.

We are an early stage company and have limited revenue and operating history
TALKGO, INC. has a short history, few customers, and unrealized revenue. If you are investing in this company, it's because you think that TALKSOCKET is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not yet be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew DeLorenzo	1,821,429	Common Stock	32.0
Chandler Murch	1,750,000	Common Stock	30.74

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, and 2020 Spring Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 884,297 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 17,000,000 with a total of 6,195,394 outstanding.

Voting Rights

1 vote per share.

Material Rights

The amount of Common Stock outstanding does include 1,862,786 issued and unvested options.

The amount of Common Stock outstanding does include 137,214 options reserved for issuance under the company's equity incentive plan.

The amount of Common Stock outstanding does include 612,854 options to be issued pursuant to Stock Option Agreements.

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. (See Exhibit F for details.)

Series Seed-1 Preferred Stock

The amount of security authorized is 3,600,000 with a total of 247,806 outstanding.

Voting Rights

1 vote per share. See Voting Rights of Securities Sold in this Offering below for additional information.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Right to Convert

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Amended and Restated Certificate of Incorporation. (*See exhibit F for details*)

Liquidation Preferance (*See exhibit F for details*)

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. (*See exhibit F for details*)

Series Seed-2 Preferred Stock

The amount of security authorized is 1,800,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Right to Convert

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Amended and Restated Certificate of Incorporation. (See exhibit F for details)

Liquidation Preferance (See exhibit F for details)

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. (See exhibit F for details)

Series Seed-3 Preferred Stock

The amount of security authorized is 1,600,000 with a total of 0 outstanding.

Voting Rights

1 vote per share

Material Rights

Right to Convert

Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in the Amended and Restated Certificate of Incorporation. (See exhibit F for details)

Liquidation Preferance (See exhibit F for details)

Dividend Rights

The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder. (See exhibit F for details)

2020 Spring Convertible Note

The security will convert into Preferred stock and the terms of the 2020 Spring Convertible Note are outlined below:

Amount outstanding: $715,000.00
Interest Rate: 7.0%
Discount Rate: %
Valuation Cap: $2,000,000.00
Conversion Trigger: Qualified Financing of $2,000,000

Material Rights

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of the Valuation Cap divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other debt being converted or deemed to be converted in connection with such Sale of the Company).

“Sale of the Company” shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company’s voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company’s assets, or the exclusive license of all or substantially all of the Company’s material intellectual property; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted, or a combination thereof.

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $715,000.00
  Use of proceeds: Product Development, Marketing, Wages and Benefits
  Date: September 02, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5,000.00
  Number of Securities Sold: 5,261,111
  Use of proceeds: Purchasing founders' shares
  Date: June 05, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering

Memorandum.

Results of Operations

How long can the business operate without revenue:

Our current runway is 5 months.

Foreseeable major expenses based on projections:

Major expenses are inventory and regulatory certification testing totalling ~$450,000 at launch.

Future operational challenges:

The global supply chain crunch may raise lead time on manufacturing and delivery of goods, as well as increasing COGS.

Future challenges related to capital resources:

Increased COGS may reduce the amount we can spend on other areas of the company.

Future milestones and events:

We will be co-exhibiting our product at CES 2022 with Amazon. This will increase our media exposure and may generate significant sales through the Amazon Marketplace.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of November 2021, the Company has capital resources available in the form of a limited guaranty up to $1m of trade payables backed by OtterBox and approximately $120,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds, a Regulation D offering, and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not critical to the viability of the Company. We've raised $300,000 under the Regulation D offering as of 11/17/2021. We're confident that we can continue to raise funds to reach $2.5m but this campaign can accelerate our fundraising.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 4 months. This is based on a current monthly burn rate of $60,000 for expenses related to R&D, wages&benefits, and legal expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 1 year. This is based on a projected monthly burn rate of $200,000 for expenses related to inventory, wages&benefits, R&D, patent work, and marketing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including future equity capital raises. We have agreements under a Regulation D offering the same class of shares and pre-money valuation.

Indebtedness

- **Creditor:** Chase Bank NA
  Amount Owed: $27,637.84
  Interest Rate: 0.0%

- **Creditor:** Convertible Noteholders
  Amount Owed: $715,000.00
  Interest Rate: 7.0%
  Maturity Date: February 28, 2022
  Convertible to equity upon qualified financing event of $2,000,000.

Related Party Transactions

Valuation

Pre-Money Valuation: $7,796,272.00

Valuation Details:

Our valuation is built on a variety of factors without a specific formula. Do date, we have sold $300,000 in preferred shares to private investors and leveraged $715,000 in convertible notes. Beyond these funds, we've assembled a great team of veterans across several verticals to build a product in partnership with multiple billion-dollar companies: Amazon, OtterBox, and PopSockets. We have pending patents and certifications and demonstrated market validation through our Kickstarter/Indiegogo campaigns as well as independent survey data. Our valuation is comparable to others in the startup hardware vertical and only about 2.5 multiples of revenue based on projections that have been reviewed by our partners.

We've compared with three other startups that have raised funding in 2021: Bruvi, Thermaband, and Snorble. Each is a consumer electronics company whose products are still in pre-order and raised their early funding at over $7.5m.

Three consumer electronics companies that have raised funding in 2021 with a pre-money valuation of at least $7.5m and are all in pre-order state: Bruvi, Thermaband, and Snorble. None of them have partnerships with larger companies and yet sought higher valuations. Bruvi: $7m on a $29m valuation https://www.crunchbase.com/funding_round/bruvi-seed--036c9bf9 Thermaband: $550k in two months on a $10m valuation https://www.crunchbase.com/funding_round/thermaband-seed--bd9d916e Snorble: $2.5m on a $15m valuation https://www.crunchbase.com/funding_round/snorble-inc-seed--3c995aab ($210k raised on product crowdfunding also)

Use of Proceeds

If we raise the Target Offering Amount of $9,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  96.5%
  Firmware and software development, unit sample production

If we raise the over allotment amount of $1,069,999.37, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*

20.0%
We'll be designing and proliferating social ads, email campaigns, and social media engagement content. Retail sales require new packaging designs for different customers and markets.

- *Inventory*
  35.0%
  We're manufacturing 12,000 units in the first run with additional units to follow based on early sales.

- *Research & Development*
  15.0%
  We'll be iterating on the firmware and software to improve performance and stability, while also squashing bugs/closing exploits and integrating with new voice assistants.

- *Company Employment*
  15.0%
  Growing head count from 3 to 6 employees and maintaining quality of benefits.

- *Operations*
  5.0%
  We have business software subscriptions to maintain, bookkeeping and accounting costs, and regulatory fees.

- *Working Capital*
  6.5%
  We'll need cash on hand for various purchase orders, retainers, and as a general backstop.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://talksocket.com (https://talksocket.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/talksocket

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TalkGo, Inc.

[See attached]

TALKGO, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
TalkGo, Inc.
Mercer Island, Washington

We have reviewed the accompanying financial statements of TalkGo, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

October 11, 2021

TALKGO, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 174,253	$ 148
Total current assets	**174,253**	**148**
Total assets	**$ 174,253**	**$ 148**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Deferred revenue	$ 58,992	$ -
Due to related parties	-	8,072
Other current liabilties	12,254	100
Total current liabilities	**71,246**	**8,173**
Convertible Notes	470,000	-
Total liabilities	**541,246**	**8,173**
STOCKHOLDERS EQUITY		
Common Stock	357	357
Additional Paid In Capital	(24,354)	10,079
Retained earnings/(Accumulated Deficit)	(342,995)	(18,461)
Total stockholders' equity	**(366,992)**	**(8,025)**
Total liabilities and stockholders' equity	**$ 174,253**	**$ 148**

See accompanying notes to financial statements.

TALKGO, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ -	$ -
Cost of goods sold	-	-
Gross profit	-	-
Operating expenses		
General and administrative	170,369	16,979
Sales and marketing	146,534	771
Total operating expenses	316,903	17,750
Operating income/(loss)	(316,903)	(17,750)
Interest expense	12,154	-
Other Loss/(Income)	(4,523)	-
Income/(Loss) before provision for income taxes	(324,534)	(17,750)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (324,534)**	**$ (17,750)**

See accompanying notes to financial statements.

TALKGO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018				$ (712)	$ (712)
Issuance of Common Stock	3,571,429	357	9,908		10,265
Share-Based Compensation			172		172
Net income/(loss)				(17,750)	(17,750)
Balance—December 31, 2019	3,571,429	357	10,079	$ (18,461)	**$ (8,025)**
Capital contribution	-	-	28,689		28,689
Capital distribution			(63,811)		
Share-Based Compensation			688		688
Net income/(loss)				(324,534)	(324,534)
Balance—December 31, 2020	**3,571,429**	**$ 357**	**$ (24,354)**	**$ (342,995)**	**$ (303,181)**

See accompanying notes to financial statements.

TALKGO, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(324,534)	$	(17,750)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based compensation		688		172
Changes in operating assets and liabilities:				
Deferred revenue		58,992		-
Due to related parties		(8,072)		7,361
Other current liabilties		12,154		100
Net cash provided/(used) by operating activities		**(260,773)**		**(10,117)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		28,689		10,265
Capital distribution		(63,811)		-
Borrowing on Convertible Note		470,000		
Net cash provided/(used) by financing activities		**434,878**		**10,265**
Change in cash		174,106		148
Cash—beginning of year		148		-
Cash—end of year	**$**	**174,253**	**$**	**148**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	12,154	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

TalkGo, Inc. was incorporated on November 28, 2018 in the state of Delaware. The financial statements of TalkGo, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Mercer Island, Washington.

TalkGo, Inc. is specialized in developing technology, whether hardware or software, that works in tandem with the most popular mobile phones. Ideation and conception of new projects is an internal process but the company does work with external hardware and software design studios and manufacturing partners to bring these technologies to commercialization. The first product, TalkSocket, is a battery-powered wirelessly-connected system developed in partnership with PopSockets, LLC, to enable hands-free use of popular voice-assistants such as Amazon Alexa that can connect to a phone or other surface using the patented PopGrip® system.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

TalkGo, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606.

Revenue recognition, according to Topic 606, is determined using the following steps:

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company is still pre-revenue and will earn revenues from the sale of its products.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $146,534 and $771, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 11, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of Year Ended December 31,	2020	2019
Accrued interest	12,254	100
Total Other Current Liabilities	**12,254**	**100**

Deferred revenue consists of the following items:

As of Year Ended December 31,	2020	2019
Unearned Revenue- Indiegogo	2,756	-
Unearned Revenue- Kickstarter	56,236	
Total deferred revenue	**58,992**	**-**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

Preferred Stock

5. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of two years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2020	2019
Expected life (years)	10.00	10.00
Risk-free interest rate	2.50%	2.91%
Expected volatility	0.75	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2018	-			-
Granted	178,286	$	0.003	
Execised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2019	178,286	$	0.003	9.98
Exercisable Options at December 31, 2019	178,286	$	0.003	9.98
Granted	459,543	$	0.003	
Execised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2020	637,829	$	0.003	8.97
Exercisable Options at December 31, 2020	637,829	$	0.003	8.97

Stock option expense for the years ended December 31, 2020 and December 31, 2019 was $688 and $172, respectively.

6. DEBT

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2020 Convertible Notes	$ 470,000	7.00%	Fiscal Year 2020	Fiscal Year 2022	12,254	12,254	-	470,000	470,000
Total					$ 12,254	$ 12,254	$ -	$ 470,000	$ 470,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $2,000,000 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (89,448)	$ (4,779)
Valuation Allowance	89,448	4,779
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (94,422)	$ (4,975)
Valuation Allowance	94,422	4,975
Total Deferred Tax Asset	$ -	$ -

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $343,354, and the Company had state net operating loss ("NOL") carryforwards of approximately $343,354. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

There are no related party transactions

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through October 11, 2021 the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $342,995, an operating cash flow loss of $260,773 and liquid assets in cash of $174,253, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

TalkSocket by TalkGo

Hands-free Innovation Everywhere


INTRODUCING
TALKSOCKET
Bring your Alexa
or Google Assistant
everywhere you go,
hands-free

Website | Seattle, WA | CONSUMER PRODUCTS

$20,851 raised

27 Investors	$7.8M Valuation
$1.21 Price per Share	$249.26 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

TalkGo, Inc. is pushing boundaries in creating new and inventive products for the fastest-growing consumer technology ever, voice assistants. We are here to take them beyond the home. We already have unit commitments from early adopters and our resell partners (OtterBox and PopSockets), and now you can be a part of bringing this unique mobile accessory to launch. TalkGo, Inc. is currently a pre-revenue company.

Overview | Team | Terms | Updates 1 | Comments | Follow

Reasons to Invest

- Our team of experts come from Amazon, Nordstrom, Valve Software, OtterBox, Motorola, Coinstar, and more, so we understand hardware, software, supply chain and rapid iteration.
- We have been working closely with veterans of the industry to build an incredible product - after all, a $135 Billion TAM feels worth the effort.
- Most companies would die to have strategic partnerships with two of the largest smartphone accessory companies; OtterBox and PopSockets. If they believe in TalkGo, so should you.


Voice assistants are one of the
fastest growing categories in
the consumer technology space

**Source*

OVERVIEW

Rewards

Get rewarded for investing more into TalkSocket by TalkGo:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Tier 1 perk
Two TalkSockets

$1,000+
Investment
Tier 2 perk
Four TalkSockets

$5,000+
Investment
Tier 3 perk
Eight TalkSockets

Your Voice Assistant, Hands-Free, Everywhere

Why leave your favorite voice assistant at home when you can bring it everywhere you go?

We had that question rattling in our minds too - which led us to creating TalkSocket.

We believe we have created the best mobile accessory that attaches to your phone for a seamless, hands-free experience using Alexa - even when your phone is locked.

That's because TalkSocket **merges Alexa and PopSockets into one great experience** - allowing you to play music, answer questions, order on-demand, all hands-free outside the home.

**TalkSocket is available for pre-order but not generally available on the market.*


BRING ALEXA ON YOUR ROADTRIP
"ALEXA, LET'S PLAY FAMILY TRIVIA"

THE MARKET

"Voice assistants are the fastest-growing consumer technology ever, even faster than our beloved smartphones" - Voicebot.ai

And it's showing in the numbers.

Smart Speaker ownership grew over **+50%** between 2018 and 2020. By year 2025, the Smart Speaker global market is projected to grow to **$39 Billion** and the Smart Home global market will be at **$175 Billion**.

**TalkSocket is available for pre-order but not generally available on the market.*


OUR POTENTIAL MARKET IS HUGE
$135B Smart Home Global Market, 2025
$39B Smart Speaker Global Market, 2025

* Source, Source

Our target is Millennial and Generation X technology enthusiasts who categorize themselves within the accumulated wealth segment lifestyle and TalkSocket aims to aggressively target this consumer group.

$10,000+
Investment
Tier 4 perk + 5% bonus shares
Eight TalkSockets

$25,000+
Investment
Tier 5 perk + 10% bonus shares
Eight TalkSockets

$50,000+
Investment
Tier 6 perk + 15% bonus shares
Eight TalkSockets

Market Validation

KICKSTARTER CAMPAIGN
30 DAYS (SEPT 8 - OCT 9)

$65,314
raised in one month

TOP 10%
of all Kickstarter campaigns

+261%
of funding goal

NATIONWIDE SURVEY
DECIPHER BY FOCUS VISION (JAN 2021)

40%
of smart speaker customers are interested in purchasing a TalkSocket

1,300
participants in the survey

Accumulated wealth market & PopSockets owners are most receptive to purchasing a new TalkSocket.

* Source, Source

> "The TalkSocket is **a clever solution** to this problem: a stick-on smart speaker that gives you instant access to Google Assistant or Amazon's Alexa **even while your iPhone is locked.**"
>
> **– Gizmodo**

GIZMODO · the gadgeteer · GeekWire
Gear Bytes. · DIGITAL TRENDS · gadgetify
TRENDHUNTER · YD YANKO DESIGN · Geeky Gadgets
MIKESHOUTS · Connected Crib · SHUTUP& TAKEMYMONEY!

* Source, Source, Source

One of the biggest vote of confidence for us is securing partnerships with two of the largest smartphone accessories brands in the world. Through our licensing agreement and distribution capabilities, we teed up for long-term success.

OUR PARTNERS


POPSOCKETS
Otter BOX

220+M POP TOPS SOLD
License Agreement Signed 2020

40+M CASES SOLD PER YEAR
Financial Guaranty Agreement Signed 2020

THE PROBLEM

Voice Assistance Isn't Designed for an On-the-Go Life

In fact, most voice assistants are tethered to your nightstand, countertop, or living room.


VOICE ASSISTANTS LIKE ALEXA ARE TYPICALLY STUCK AT HOME
74% Alexa Market Share In U.S. Smart Speakers
17% Use Alexa On Their Smartphones
83% Are Waiting For A Better Experience
72°

* Source

Yes we understand that you might have access to Siri or even the Alexa app on your phone, but the realities are there are too many barriers to access or lacks the user experience we all desire.


HOW TO USE VOICE ASSISTANTS
OUTSIDE YOUR SMART HOME.
TalkSocket
TALK.
ALEXA ANSWERS.
Or Google. Or Facebook.
Or any other voice assistant.
Alexa mobile app
PULL OUT YOUR PHONE.
UNLOCK YOUR PHONE.
FIND THE APP.
OPEN APP.
WAIT.
TALK.
ALEXA ANSWERS.
Siri
TALK.
GET WEBSITES.
NOT VOICE ANSWERS.
+
MOST OF YOUR SMART HOME ISN'T SUPPORTED.
TRY ALEXA.

THE SOLUTION

A lot packed into such a small product

The TalkSocket mobile accessory is how users take their favorite smart speaker device with them once they leave their home.


ALL OF YOUR FAVORITE PRODUCTS
NOW IN ONE DEVICE

**TalkSocket is available for pre-order but not generally available on the market.*

Imagine going out for a jog or a bike ride and taking your Amazon Echo (Alexa) smart speaker device with you. You are miles down the road and say “Alexa, close my garage door.”


Alexa, close my garage door

How it works:


"Alexa, close my garage."
TalkSocket sends your voice request via Bluetooth to your phone.
The voice assistant app handles the request then responds through your phone or preferred audio output.
WORKS WHEN PHONE IS LOCKED
SUPPORTS MULTIPLE VOICE ASSISTANTS
TalkGo
**TalkSocket is available for pre-order but not generally available on the market.*

The TalkSocket accessory, which is a small battery operated system (with a Bluetooth transmitter), receives your Alexa wake word command to grant your request instantly, hands-free through the Alexa app already installed on your phone.

Yes, it is that easy.


Hands-free Alexa on any phone
Doesn't store any data
Brings voice activated Alexa to any phone for a hands-free experience
2 built-in microphones
Uses your phone's audio output
PopSockets accordion & swappable base
Multi-day better life + Qi wireless charging
**TalkSocket is available for pre-order but not generally available on the market.*

Built with industry-standard components and the Alexa Mobile Accessories software, you can activate using your own voice. Your Alexa commands are transmitted wirelessly to the Amazon Alexa app, and Alexa completes them - **even when your phone is locked.**

TalkSocket makes it effortless to interact with your Alexa-enabled smart home devices and favorite skills.



IF YOU NEED MORE REASONS

- Lightweight & ultra-portable
- Uses LED light ring for visual activation
- Improves what you already own
- Easy on/off capabilities with swappable base
- Water, dust, & impact resistant
- Works with Alexa, Google Assistant, & Mycroft AI

**TalkSocket is available for pre-order but not generally available on the market.*

We believe it to be extremely battery efficient and more cost effective than other solutions because we use your phone as the audio output. Our license agreement with Popsockets lends additional brand recognition and intellectual property protection.


[Echo Show 10]
STUCK IN THE HOME
VS
BRING ALEXA ON A HIKE
BRING ALEXA TO THE BEACH
BRING ALEXA TO THE BBQ
BRING ALEXA TO THE PARK

OUR TRACTION

OUR GOAL IS TO SHIP 12,000 UNITS IN Q1 2022

OPTIMAL - TALKGO FIRMWARE DEVELOPMENT
Award-winning team that includes former Motorola engineers who worked on the Alexa Moto Mods

KINDALAB - TALKGO COMPANION APP
- UX/UI Design and tech development
- iOS & Google Play launch - August 2021

MERRY - HARDWARE PRODUCT DEVELOPMENT
- Leading TalkGo Mechanical & Electrical Engineering Manufacturing
- World leading specialists in the design and manufacturing of Bluetooth wireless audio systems
- 1st samples completed May 2021


PATENTS PENDING
1 - Non-Provisional Mar 2020
2 - Non-Provisional Aug 2021
CERTIFICATION
Underwriters Laboratories 3rd Party Security - July 2021
Amazon Alexa Certification - First of its kind device - Sept 2021

**TalkSocket is available for pre-order but not generally available on the market.*

We're selling hardware on margin, but thanks to over-the-air (OTA) software updates, we can not only improve the user experience - but make new voice assistants available to customers for minimal or no cost.

There are hundreds of different voice assistants out there that we hope to eventually support; Josh.ai, Microft.ai, Facebook, Tesla, etc.

With our rechargeable battery and Bluetooth radio, we can also integrate location tech such as Tile to help customers find their phones even if the phone moves after its battery dies.

We're developing and patenting new models with upgraded and advanced capabilities. These models will add recurring revenue streams.

WHY INVEST

Make Life Easier

We want TalkGo, Inc. to be one of the largest voice assistant accessories companies in the industry within the next five years.

We have goals to expand to the healthcare, education, construction, tourism and transportation industries along with our industry partners who are willing to assist us in being a part of their exclusive retailers groups (i.e. Verizon, Target, Disney, etc).

We also have a development roadmap to expand our accessories selection to our customers over the next 5 years - and with our luck so far, we think we will do just that.



**TalkSocket is available for pre-order but not generally available on the market.*

Join us today, and help to inspire an easier, more hands-free life.

In the Press

GIZMODO · voicebot.ai · TRENDHUNTER · Geeky Gadgets · DIGITAL TRENDS · GeekWire

Gear Bytes. · the gadgeteer · THE TIMES 100 · MIKE SHOUTS

SHOW MORE

Meet Our Team



Andrew Delorenzo

Chairman of the Board, Chief Innovation Officer & Co-Founder

Andrew DeLorenzo is a former Amazon technology business development veteran who launched the first customers at early startups like DataSphere, Tippr, buuteeq (acquired by Priceline $120M) and drove the acquisition of a mature startup, Joyent (acquired by Samsung $200M). Andrew excels at delivering next-generation consumer and enterprise technology.



Chandler Murch

CEO/CTO & Co-Founder

Managed IT business operations for 7 years at Valve Software, known for its billion-dollar distribution platform, Steam. Chandler is driven to deliver projects on time and under budget through planning, procurement, logistics and development.



Amy Boes

Chief Operations Officer

Amy Boes is a former executive for Nordstrom. She has over 18 years of product development, sales and merchandising experience. She managed $100M in product annually and launched and managed 10+ exclusive brands working with factories all around the world. She most recently was the CEO and founder of a tech startup called Globespinning.



Michael Soderholm

Chief Marketing Officer & Co-Founder

Mike Soderholm is the former VP of Marketing for Otter Products (OtterBox, LifeProof, Liviri) where he managed the top two leading brands within the smartphone case category for the last 10 years. Mike has a proven track record of growing global brands through eCommerce, digital marketing, PR and brand development.



Russ Borgmann

Hardware Engineer

Former Amazon Lab126 Emerging Devices (wearable electronics) veteran, where he lead cross-functional Hardware Product Development, SiP development (System in Package circuit miniaturization) and MEMS integration for Amazon. He brings 30+ years of hardware experience.



Aaron Finch

Director

Experienced Business Coach and Executive with a demonstrated history of working with early stage companies. Skilled in Design Thinking, Business Model Development, Product Development, Operations Management, Go-to-Market Strategy and International Business. Strong business development professional with a MBA focused in Finance from Stanford University Graduate School of Business. Former VP of Operations of Coinstar and COO of OtterBox.



Dan Gerrity

Director

Technology leader interested in innovative technologies of all kinds. Can speak the language of most in business – customers, end-users, employees, devs, board members, shareholders, and regulators.

Offering Summary

Company :	TalkGo, Inc.
Corporate Address :	3518 Fremont Ave N #473, Seattle, WA 98103
Offering Minimum :	$9,999.44
Offering Maximum :	$1,069,999.37
Minimum Investment Amount (per investor) :	$249.26

Terms

Offering Type :	Equity
Security Name :	Series Seed-1 Preferred Stock
Minimum Number of Shares Offered :	8,264
Maximum Number of Shares Offered :	884,297
Price per Share :	$1.21
Pre-Money Valuation :	$7,796,272.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Early Bird

Friends and Family - First 72 hours | 10% bonus shares

Super Early Bird - Next 72 hours | 7% bonus

Early Bird Bonus - Next 7 days | 3% bonus shares

Volume

Tier 1 ($500+) perk: Two TalkSockets

Tier 2 ($1000+) perk: Four TalkSockets

Tier 3 ($5,000+) perk: Eight TalkSockets

Tier 4 ($10,000+) perk: Eight TalkSockets + 5% bonus shares

Tier 5 ($25,000+) perk: Eight TalkSockets + 10% bonus shares

Tier 6 ($50,000+) perk: Eight TalkSockets + 15% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TalkGo, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred at $1.21 / share, you will receive 110 shares of Series Seed-1 Preferred, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice:

Dan Gerrity, a Company Director, has invested $1000.67 in the Company's current Reg CF offering.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Innovating with Alexa

15 days ago

It's been an exciting week for us at CES 2022. Even though the conference has fewer people than most years, the quality is top-notch. There are so many companies that now have Alexa capabilities built into their product which means TalkSocket becomes *even* more relevant to consumers and industry verticals.

The biggest highlight this week was being called out as **1 of 14 incredible startups innovating with Alexa at CES.** This is such an honor as there are so many amazing startups working with Alexa.

https://developer.amazon.com/en-US/blogs/alexa/device-makers/2022/01/ces-alexa-startups

More great news to come!

-TalkGo Team

END OF UPDATES

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mark k. 10 INVESTMENTS 4 days ago

As Joyce mentioned, can you provide any updates on the planned shipment of 12k units by Q122? This is quite an interesting product that would seem to have the market to support it.

And being that I used to live down the street from you in Wallingford (and still live in the Seattle area), I might be slightly biased in your product...ha!

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Joyce P. SE OWNER 27 INVESTMENTS 5 days ago

I showed the demo video to my sister and she was blown away. That solidified my interest in TalkSocket. But before I do invest...are you still on track to ship the first batch in Q1 2022? I have reservations because according to your kickstarter campaign...you'd already planned to be shipping.

0 View 2 replies

Manikanta B. 10 INVESTMENTS a month ago

Make sure you reward your first investor with good perks... 😀

0

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

voice assistants have become a big part

in how we live work and play and while

alexa is the most popular home voice

assistant she's hidden behind lock

screens apps and buttons on most devices

what if you could have hands-free alexa

on any phone anytime anywhere

introducing talk socket the first mobile

accessory to provide hands-free alexa

for any smartphone now you can enjoy the

same alexa experience you know and love

everywhere you go talk socket is easy to

install just stick the adhesive base

directly to your phone or case connect

to the alexa app and you're ready to go

leaving home in a hurry talk socket has

you covered alexa

close my garage door and turn off the

light

okay

have an unnecessarily complex copy order

just ask alexa

alexa order me a hot venti triple sweet

non-fat caramel macchiato with extra

whipped cream

to go okay placing your order now

talk socket features wireless charging

high quality microphones and multi-day

battery life giving you the best user

experience possible

it's also water dust and impact

resistant allowing you to bring it

wherever life takes you

alexa

play me some pump up music playing pump

up music

and when you need an answer to your most

important questions talk socket is there

for you

alexa

how do you treat a sunburn

aloe is a common way to treat sunburn

however it may take weeks to heal

talk socket is simple to take on and up

allowing for seamless compatibility with

products from pop sockets and otterbox

just attach tock socket to otter plus

pop cases or accessories like pop thirst

and pop

and voila you're all set

with talk socket you put the microphone

where you are

enjoy the ease of hands-free access to

your favorite voice assistant

alexa hands-free everywhere

talk socket

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "TALKGO, INC.", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF SEPTEMBER, A.D. 2021, AT 2:47 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7165023 8100
SR# 20213378426

Authentication: 204310256
Date: 10-02-21

TALKGO, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

TalkGo, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is TalkGo, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on November 26, 2018 under the name FindyPhone, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 9/28/2021, 2021.

DocuSigned by:

By: Chandler Murch

F5C2E858E3E84DD...

Chandler Murch, Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:47 PM 09/29/2021
FILED 02:47 PM 09/29/2021
SR 20213378426 - File Number 7165023

Exhibit A

TALKGO, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is TalkGo, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is located at 9 East Loockerman Street, Suite 311, City of Dover, County of Kent, Delaware 19901. The name of its registered agent at such address is Registered Agent Solutions, Inc.

ARTICLE III: DEFINITIONS.

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $0.8000 per share for the Series Seed-1 Preferred Stock, $0.3229 for the Series Seed-2 Preferred Stock, and $0.1413 for the Series Seed-3 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 24,000,000, consisting of (a) 17,000,000 shares of Common Stock, $0.0001 par value per share and (b) 7,000,000 shares of Preferred Stock, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

2. <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

3,600,000 of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-1 Preferred Stock***", 1,800,000 of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-2 Preferred Stock***", and 1,600,000 of the authorized and unissued Preferred Stock of the Corporation are hereby designated "***Series Seed-3 Preferred Stock,***" each having the following rights, powers and privileges, and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. <u>Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

1.1 <u>Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "***Board***").

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Preferred Stock Protective Provisions. So long as shares of the Series Seed Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock;

(b) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(c) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock (other than a dividend payable solely in shares of Common Stock);

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event (as defined below), the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. Dividends. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. **MODIFICATION.** Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

* * * * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "TALKGO, INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2021, AT 5:09 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1893

7165023 8100
SR# 20213569125

Authentication: 204502659
Date: 10-25-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE
CERTIFICATE OF CORRECTION

TalkGo, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. The name of the corporation is TalkGo, Inc..
2. That a Certificate of Restated Certificate of Incorporation (Title of Certificate Being Corrected) was filed by the Secretary of State of Delaware on September 29,2021 and that said Certificate requires correction as permitted by Section 103 of the General Corporation Law of the State of Delaware.
3. The inaccuracy or defect of said Certificate is: (must be specific)

   The original issue price was incorrect as a result of a clerical error.

4. Article III of the Certificate is corrected to read as follows:

   Please See Attached

IN WITNESS WHEREOF, said corporation has caused this Certificate of Correction this 20th day of October, A.D. 2021.

DocuSigned by:

By: Chandler Murch

F5C2E858E3E84DD...

Authorized Officer

Name: Chandler Murch

Print or Type

Title: Chief Executive Officer

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:09 PM 10/20/2021
FILED 05:09 PM 10/20/2021
SR 20213569125 - File Number 7165023

TALKGO, INC.
Certificate of Correction
addendum

ARTICLE III

As used in this Restated Certificate (the "Restated Certificate"), the following terms have the meanings set forth below:

"***Original Issue Price***" means $1.2106 per share for the Series Seed-1 Preferred Stock, $0.3673 for the Series Seed-2 Preferred Stock, and $0.1561 for the Series Seed-3 Preferred Stock.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).